GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW

600 MADISON AVENUE   14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008       TELEFAX: (212) 688-7273
http://www.golawintl.com

CORRESPONDENCE

June 27, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler, Assistant Director,
Division of Corporation Finance

Re:	Biostar Pharmaceuticals, Inc.
Amendment No. 5 to the registration statement on Form S-1
Filed June 12, 2008
File No. 333-147363

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of June 23, 2008 to our client, Biostar Pharmaceuticals, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

Amendment No. 4 to Registration Statement on Form S-1/A

General

1.	Please update your disclosure to add citations to Regulation S-K, rather than Regulation S-B, in the following instances:

•	Page 44: please update your disclosure to cite to Item 303(a)(4) of Regulation S-K when discussing your off-balance sheet arrangements;
•	Page 71: please update your disclosure to cite to Item 509 of Regulation S-K when discussing "Interest of Named Experts and Counsel."
•	Page 77: please update your disclosure to cite to the filing requirements of Form S-1, instead of Form SB-2, above the signatures made on behalf of the registrant.

Mr. Jeffery P. Riedler
June 27, 2008

The Company has made revisions in accordance with the Staff’s comment. Please see pages 44, 71 and 77 of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations,

Liquidity And Capital Resources and Results of Operations As of March 31, 2008_, page 35

Liquidity And Capital Resources, page 35

2.	Please revise your disclosure to quantify the longer credit term provided to customers as a result of the sales promotion.

The Company has made revisions in accordance with the Staff’s comment. Please see pages 36 and 39 of the registration statement.

Critical Accounting Policies, page 42

Allowance for Doubtful Accounts, page 42

3.	Please revise your disclosure to include the following information:

•	Disclose the aging of your accounts receivable;
•	Disclose the day's sales outstanding for each period presented and the reasons for significant changes from the prior period; and
•	State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is ultimately written off.

The Company has made revisions in accordance with the Staff’s comment. Please see page 42 of the registration statement.

Executive Compensation, page 69

4.	Please provide compensation information for CFO Elaine Zhao in your executive compensation table, as required by Item 402 (c) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. Please see page 69 of the registration statement.

Employment Agreements, page 69

5.
We note your disclosure on page 69 that you entered into a contract with CFO Elaine Zhao on June 25, 2007, whereby she provides financial services to your company for consideration of $45,000 per year. Please file this agreement as an exhibit to your registration statement pursuant to Item 601 (b)(10)(iii)(A) of Regulation S-K.

Mr. Jeffery P. Riedler
June 27, 2008

The Company has made revisions in accordance with the Staff’s comment. Please see page 69 of the registration statement. The Company has filed this agreement as Exhibit 10.20.

Index to Financial Statements, page 73

Financial Statements — December 31, 2007

Notes to Consolidated Financial Statements, page F-25

Note 2 — Summary of Significant Accounting Policies, page F-25

Revenue Recognition, page F-30

6.	Please refer to your response to our prior comment number 12. Please revise your disclosure to include your policy for sales returns.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-10 and F-30 of the registration statement.

Note 4 — Series A Convertible Preferred Stock, page F-33

7.
Please refer to your response to our prior comment number 18. We note the preferred stock offering occurred between May and June of 2007. As there is no public market for your shares, please tell us how you determined the "current stock price" and the "assumed market price" of the common stock. Tell us what assumptions and methodologies you used to value the stock.

Management estimated the “current stock price” and “assumed market price” at $2.00 per share based on a valuation of the Company by Discounted Cash Flow (DCF) Method at approximately $66.7 million, discounted which by the 30% DLOM and resulted in an adjusted value of approximately $46.7 million, then divided that result by the 23,240,899 common shares assuming the conversion of preferred stock to arrive at the value of approximately $2.00 per share.

Discounted Cash Flow (DCF) Method was used to determine the estimated value of the Company’s common stock with the following assumptions.

1.	Discount rate of 27% as calculated by the build-up discount rate summary as follows.

Mr. Jeffery P. Riedler
June 27, 2008

	Discount Rate Build Up Computation /Capital Asset Pricing Model (CAPM) Utilizing Re-Levered Beta
Riskless Rate:	4.90%	Market yield to maturity on 20 yr U. S. Treasuries
Original General Equity Risk Premium:	7.10%	This incorporates the earnings Distributions and Capital Gains, obtained from Ibbotson's Stocks, Bonds, & Inflation Yearbook
Adjust Historical Equity Risk Premium:	-1.25%	Elimination of stock returns on major up movements according to a study conducted by Ibbotson and Chen
General Equity Risk Premium, as adjusted:	5.85%	This incorporates the earnings Distributions and Capital Gains, obtained from Ibbotson's Stocks, Bonds, & Inflation Yearbook
CAPM (Beta) Adjustment: 1.66	3.86%	General estimate of additional risk for Chinese Cos trading in the U. S.
Ibbotson's Size Premium:	6.30%	Represents the premium on the micro cap: capitalization below small company (not less than $627,000,000 in sales)
Additional Size Premium:	3.00%	Represents additional premium for companies below the $627 million Deal threshold included in the 10th size decile above
Specific Company Risk Adjustment:	3.00%	Per Specific Company Risk Adjustment Computation (rounded)
Total Discount Rate	26.9%

2.	The Company’s management’s anticipated future results of the benefit stream to the owners of the Company based on its four year forecasts.

Mr. Jeffery P. Riedler
June 27, 2008

3.	Growth rate estimate of 9% for the periods after 2010 and the terminal period which is a combination of the PRC economy, Pharmaceutical industry, and the Company’s long term expectation.

4.
Discount for Lack of Marketability (DLOM) of 30% based on the observation of the range of DLOM from 16% (difference in discount from registered private placements and unregistered placements) to 43% to 44% (mean and median from the IPO studies).

The Company has made revisions in accordance with the Staff’s comment. Please see pages F-13 to F-14 and F-34 of the registration statement.

Exhibits, page 75

8.
Please refer to your response to Comment 15. We note that you filed with your Amendment No. 34 the Form of BVI Trust Agreement. Recital (B) of Exhibit 99.2 states that "It is intended that this Settlement shall be irrevocable." However, page 45 of your prospectus states, "Each trust is revocable upon the instructions of the Settlor." Please clarify this inconsistency, and amend your registration statement if necessary.

Each trust is irrevocable. The registration statement contained a typographical error stating that the trusts were revocable which has been corrected.

The Company has made revisions in accordance with the Staff’s comment. Please see page 45 of the registration statement.

9.	Please confirm supplementally that each shareholder of Aoxing Pharmaceutical signed a BVI Trust Agreement that is substantially similar to the Form of BVI Trust Agreement filed as Exhibit 99.2.

The Company confirms supplementally that each BVI Trust Agreement signed by a shareholder of Aoxing Pharmaceutical is substantially similar to the Form of BVI Trust Agreement filed as Exhibit 99.2

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffery P. Riedler
June 27, 2008

Thank you for your considerations and courtesies in this matter.

                Sincerely yours,

                /s/ Robert Newman
RN:jw

Cc:	Mr. Ronghua Wang
Biostar Pharmaceuticals, Inc.